Skadden, Arps, Slate, Meagher & Flom llp

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Los Angeles, California 90071-3144

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July 31, 2017

VIA EDGAR Erin E. Martin Special Counsel Office of Financial Services Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
RE:	Social Capital Hedosophia Holdings Corp. Draft Registration Statement on Form S-1 Submitted May 25, 2017 CIK No. 0001706946

Dear Ms. Martin:

On behalf of Social Capital Hedosophia Holdings Corp. (the “Company,” “we,” or “our”), in connection with the proposed initial public offering of the Company’s securities, we have submitted confidentially today a revised draft of the Company’s Registration Statement on Form S-1 (the “Amended Draft Registration Statement”) in response to the comments of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission received by letter dated June 21, 2017, concerning the Company’s draft Registration Statement on Form S-1 submitted on May 25, 2017 (the “Draft Registration Statement”).

The changes reflected in the Amended Draft Registration Statement include those made in response to the Staff’s comment as well as other updates. For the convenience of the Staff, we also have sent to you paper copies of this letter and copies of the Amended Draft Registration Statement marked to show changes from the Draft Registration Statement. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Amended Draft Registration Statement.

U.S. Securities and Exchange Commission

July 31, 2017

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We have not presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act, and we have not authorized anyone to do so on our behalf. We represent to the extent that there are any such written communications that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, we will supplementally provide them to the Staff. In such case, we further confirm that no copies of such written communications will be retained by potential investors.

Cover Page

2.	We note your references here and throughout the prospectus to equity-linked securities. In an appropriate section of the filing, please describe such securities and how they may be used.

The Company has revised the disclosure as requested. Please see pages 13 and 116.

Our Partnership, page 72

3.	We note your reference to Social Capital’s “strong investment track record.” Please briefly describe in more detail Social Capital’s track record.

The Company has revised the disclosure as requested. Please see pages 1 and 72.

Shareholders may not have the ability to approve our initial business combination, page 80

4.	We note your disclosure on page 80 regarding whether shareholder approval would be required under NASDAQ’s listing standards in certain instances. Please also discuss whether stockholder approval is currently required under the Companies Law, Cayman Islands law or other applicable law.

The Company has revised the disclosure as requested. Please see page 81.

*   *   *

U.S. Securities and Exchange Commission

July 31, 2017

Please contact me at (213) 687-5527 should you require further information.

Very truly yours,

/s/ Jonathan Ko

Jonathan Ko

cc:	Social Capital Hedosophia Holdings Corp. Chamath Palihapitiya

cc:	Shearman & Sterling LLP Harald Halbhuber, Esq. and Ilir Mujalovic, Esq.